SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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1. PURPOSE

Establish guidelines to hire services of independent auditing and maintain its independence in the scope of the Companhia Paranaense de Energia - Copel (Holding), its wholly-owned subsidiaries (WOS) and subsidiaries, observing their corporate procedures.

Also applicable, as recommendation, to the jointly-owned subsidiaries, affiliated companies and other shareholdings, observing their corporate procedures.

For the purpose of this Policy, the group of companies listed in the previous paragraphs, is hereinafter referred to as Copel.

2. CONCEPTS

2.1 - INDEPENDENCE

Independence is understood as the state in which the obligations or interests of the audit entity are sufficiently exempt from the interests of the audited entities to enable the services to be rendered objectively.

In short, it is the ability of the auditing entity to judge and act with integrity and objectivity, to issue impartial reports or legal opinions on the audited entity, the shareholders, cooperative members and all other parties that may be related to its work.

3. PRINCIPLES

3.1 - INDEPENDENCE

Ensuring the independence of external auditors is key for them to provide their services objectively and issue an impartial opinion.

4. ASSUMPTIONS

4.1 - The Board of Directors (BoD) is statutorily responsible for choosing and removing the independent auditors.

4.2 - The Statutory Audit Committee (CAE) is responsible for recommending to the BoD the hiring or replacement of the independent auditor, as well as monitoring the effectiveness of its work, as well as its independence.

5. GUIDELINES

5.1 - Ensuring that the financial statements of Copel and companies in which it has a shareholding are audited by an independent auditor with the due qualification and experience.

5.2 - Do not hire an independent auditor for non-audit services that could compromise their independence, and the Statutory Audit Committee must be consulted prior to hiring.

5.3 - Ensuring that any extension of the contracting of independent audit services is preceded by a formal assessment by the Statutory Audit Committee as to its independence.

5.4 - Confirming that the Independent Auditor promoted the rotation of the team leader responsible for the audit work in the event of a possible renewal of the hiring of the same audit firm five years after the first agreement, ensuring the renewal of the professional objectivity and skepticism.

5.5 - Ensuring that independent auditors comply with the professional rules of independence.

Board of Business Management - DGE Superintendence of People and Management - SGG

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5.6 - Ensuring that the independent auditor:

a)	has no financial interests in Copel and companies in which Copel has a shareholding;
b)	does not audit its own work;
c)	does not promote or defend Copel and companies in which Copel has a shareholding;
d)	does not perform managerial functions at Copel and companies in which Copel has a shareholding; and
e)	does not provide other service to Copel and companies in which Copel has a shareholding, in addition to independent auditing services, without prior consent of the CAE.

5.7 - Considering in the hiring process of the independent auditor:

a)	structure and governance;
b)	independence of the audit firm, the shareholder and the team that will carry out the work;
c)	skill and dedication of the team assigned to the work;
d)	fees compatible with the size and complexity of Copel;
e)	the registration with CVM and PCAOB for the hiring by Copel and its wholly-owned subsidiaries;
f)	the registration with CVM and preferably in PCAOB for the hiring carried out by the companies in which Copel has a shareholding; and
g)	recommendations of the Statutory Audit Committee.

5.8 - Monitoring the work plan and its development throughout the year through regular meetings with the independent auditors.

5.9 - Annually requiring a formal statement from the independent auditors confirming their independence throughout the work.

5.10 - Ensuring the full independence of the independent auditor for its work, without any restriction on the evaluation, always complying with the best practices.

5.11 - Submitting to the evaluation of the BoD the responses and actions of the Executive Board regarding the recommendations presented by the independent auditors.

5.12 - If the independent audit firm is considered for other services, make sure that such services:

a)	do not affect its independence;
b)	are previously approved by the Statutory Audit Committee and forwarded for approval by the Board of Directors; and
c)	are within the scope of their professional competence.

5.13 - Do not allow the provision of the extra-audit services listed below, among others, also called consulting, as they characterize the loss of independence:

a)	services of business valuation and asset revaluation;
b)	services of tax, fiscal and parafiscal assistance;
c)	services of internal auditing to the audited entity;
d)	services of consulting on information system;
e)	support services in proceedings, judicial or extrajudicial expertise;
f)	services of corporate finance and similar;
g)	services of selection of executives;
h)	preparation of accounting records and financial statements;
i)	services of remodeling the accounting, information and internal control systems;
j)	actuarial services;
k)	services of management or human resources;
l)	services of investment consulting; and
m)	any other product or service that affects or may affect the decisions taken by the management of the audited institution.

Board of Business Management - DGE Superintendence of People and Management - SGG

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5.14 - Establishing the following obligations for the independent auditor:

a)	Reporting to the BoD through CAE;
b)	maintaining, when appropriate, the Board of Directors informed of all aspects of the development of its work;
c)	evaluating if the internal controls used by the Executive Board are adequate and sufficient to allow the preparation of financial statements with no material misstatements, whether caused by error or fraud, reporting its observations for the improvement of these internal controls to the Statutory Audit Committee;
d)	attending at least the BoD meetings and the shareholders’ meetings in which the financial statements are assessed;
e)	ensuring its independence from the audited entity;
f)	reporting any discussions with the Executive Board and the management on the critical accounting policies, changes in the scope of work, material deficiencies and significant misstatements in alternative accounting controls and treatments, risk assessment and fraud analysis; and
g)	considering the material inconsistency between financial and non-financial information.

6. LEGISLATION AND RELATED STANDARDS

a)	Bylaws Copel Holding;
b)	Internal Regulations of the Statutory Audit Committee;
c)	Sarbanes-Oxley Act of 2002;
d)	SEC Guidelines (https://www.sec.gov/info/accountants/audit042707.htm);
e)	Guidance for Best Practices of Audit Committees published by IBGC (http://www.ibgc.org.br/userfiles/files/Guia_7_.pdf);
f)	Policy for hiring independent auditing published by IBGC;
g)	Code of Best Corporate Governance Practices published by IBGC;
h)	CVM Instruction 308/99 and its updates;
i)	Brazilian Accounting Standard NBC PA 01 Quality Control for Firms (Legal Entities and Physics) of Independent auditors; and
j)	Brazilian Accounting Standard NBC PA 400 provides for independence for audit work and revision.

This Policy was approved at the 217st Ordinary Meeting of the Board of Directors - ROCAD on August 4, 2021.

Board of Business Management - DGE Superintendence of People and Management - SGG

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 6, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.